October 10, 2018

Mark Weaver
Vice President
Rogers Corporation
2225 W. Chandler Blvd.
Chandler, Arizona 85224

       Re: Rogers Corporation
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 001-04347

Dear Mr. Weaver:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction